Exhibit 99.1

CAPITALA FINANCE CORP.

CAPITALA INVESTMENT ADVISORS, LLC

CAPITALSOUTH PARTNERS FUND II LIMITED PARTNERSHIP

CAPITALSOUTH PARTNERS SBIC FUND III, L.P.

CODE OF BUSINESS

CONDUCT AND ETHICS

JUNE     , 2013

CODE OF BUSINESS CONDUCT

ii

CODE OF BUSINESS CONDUCT

Introduction

Ethics are important to Capitala Finance Corp., CapitalSouth Partners Fund II Limited Partnership and CapitalSouth Partners SBIC Fund III, L.P. (collectively, the “Company”) and Capitala Investment Advisors, LLC (the “Adviser,” and together with the Company, “Capitala,” “our,” “us” or “we”) and their management. Capitala is committed to the highest ethical standards and to conducting its business with the highest level of integrity.

All officers, directors and employees of the Company are responsible for maintaining this level of integrity and complying with the policies contained in this Code. If you have a question or concern about what is proper conduct for you or anyone else, please raise these concerns with the Chief Compliance Officer of the Company or the Adviser, as appropriate, or any member of Capitala’s management, or follow the procedures outlined in the applicable sections of this Code.

Purpose of the Code

This Code is intended to:

•	help you recognize ethical issues and take the appropriate steps to resolve these issues;

•	deter ethical violations to avoid any abuse of position of trust and responsibility;

•	maintain confidentiality of our business activities;

•	assist you in complying with applicable securities laws;

•	assist you in reporting any unethical or illegal conduct; and

•	reaffirm and promote our commitment to a corporate culture that values honesty, integrity and accountability.

All employees, as a condition of employment or continued employment, will acknowledge annually, in writing, that they have received a copy of this Code, read it and understand that the Code contains our expectations regarding their conduct. All employees will receive all updates and updated versions of this Code and will be required to read and acknowledge such updates.

Conflicts of Interest

You must avoid any conflict, or the appearance of a conflict, between your personal interests and our interests. A conflict exists when your personal interests in any way interfere with our interests, or when you take any action or have any interests that may make it difficult for you to perform your job objectively and effectively. For example, a conflict of interest probably exists if:

•	you cause us to enter into business relationships with you or a member of your family, or invest in companies affiliated with you or a member of your family;

•	you use any non-public information about us, our customers, advisory clients, or our other business partners for your personal gain, or the gain of a member of your family; or

•	you use or communicate confidential information obtained in the course of your work for your or another’s personal benefit.

Corporate Opportunities

Each of us has a duty to advance the legitimate interests of Capitala and its advisory clients when the opportunity to do so presents itself. Therefore, you may not:

•	take for yourself personally opportunities, including investment opportunities, discovered through the use of your position with us, or through the use of either’s property or information;

•	use our property, information, or position for your personal gain or the gain of a family member; or

•	compete, or prepare to compete, with us.

Confidentiality

You must not disclose confidential information regarding us, our affiliates, our lenders, our advisory clients, or our other business partners, unless disclosure is authorized or required by law. Confidential information includes all non-public information that might be harmful to, or useful to the competitors of, Capitala, our affiliates, our lenders, our advisory clients, or our other business partners. Even after you leave Capitala, this obligation continues until the information becomes publicly available.

Fair Dealing

You must endeavor to deal fairly with our customers, advisory clients, suppliers and business partners or any other companies or individuals with whom we do business or come into contact with, including fellow employees and our competitors. You must not take unfair advantage of these or other parties by means of:

•	manipulation;

•	concealment;

•	abuse of privileged information;

•	misrepresentation of material facts; or

•	any other unfair-dealing practice.

Protection and Proper Use of Company Assets

Our assets are to be used for legitimate business purposes only. You should protect our assets and ensure that they are used efficiently.

Incidental personal use of telephones, fax machines, copy machines, personal computers and similar equipment is generally allowed if there is no significant added cost to us, it does not interfere with your work duties, and is not related to an illegal activity or any outside business.

Compliance with Applicable Laws, Rules and Regulations

Each of us has a duty to comply with all laws, rules and regulations that apply to our business. Highlighted below are some of the key compliance guidelines that must be followed.

•

Insider trading. It is against the law to buy or sell securities using material information that is not available to the public. Individuals who give this “inside” information to others may be liable to the same extent as the individuals who trade while in possession of such information. You must not trade in our securities, or the securities of our affiliates, our lenders, our advisory clients or our other business partners while in the possession of “inside” information. All employees are required to be familiar and comply with our Statement of Policy on Insider Trading[, attached to the Company’s Compliance Manual as Appendix I and the Adviser’s Compliance Manual as Annex A].

•

“Whistleblower” protections. It is against the law to discharge, demote, suspend, threaten, harass or discriminate in any manner against an employee who provides information or otherwise assists in investigations or proceedings relating to violations of federal securities laws or other federal laws prohibiting fraud against shareholders or advisory clients. You must not discriminate in any way against an employee who engages in these “whistleblower” activities.

•

Investment Company Act and Investment Advisers Act requirements. A separate code of ethics has been established to comply with the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940 as amended, and is applicable to those persons designated in such code.

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Document retention. You must adhere to appropriate procedures governing the retention and destruction of records consistent with applicable laws, regulations and our policies. You may not destroy, alter or falsify any document that may be relevant to a threatened or pending lawsuit or governmental investigation.

Please talk to the appropriate Chief Compliance Officer or any member of senior management if you have any questions about how to comply with the above regulations and other laws, rules and regulations.

Equal Opportunity, Harassment

We are committed to providing equal opportunity in all of our employment practices including selection, hiring, promotion, transfer and compensation of all qualified applicants and employees without regard to race, color, sex or gender, sexual orientation, religion, age, national origin, handicap, disability, citizenship status or any other status protected by law. With this in mind, there are certain behaviors that will not be tolerated. These include harassment, violence, intimidation and discrimination of any kind involving race, color, sex or gender, sexual orientation, religion, age, national origin, handicap, disability, citizenship status, marital status or any other status protected by law.

Gifts

Gifts can appear to compromise the integrity and honesty of our personnel. On the other hand, business colleagues often wish to provide small gifts to others as a way of demonstrating appreciation or interest. We have attempted to balance these considerations in the policy which follows.

No officers, directors or employees of Capitala shall accept a gift or other thing of more than de minimis value ($500 or less) from any person or entity that does business with, or is soliciting business from, Capitala. Gifts received exceeding that amount per person must be returned and the gift, its approximate value and its disposition reported to the appropriate Chief Compliance Officer. Officers, directors and employees of Capitala may accept gifts in the form of customary business entertainment (e.g., meals or tickets to sporting or other entertainment events) so long as the giver will be present. Gifts to the firm as a whole or to an entire department (for example, accounting, analysts) may exceed the $500 limitation, but such gifts must be approved by the appropriate Chief Compliance Officer.

Solicitation of gifts is strictly prohibited.

Standards for giving gifts are identical to those governing the acceptance of gifts (that is they should be restricted to items worth $500 or less). Any employee that wishes to give a “customary business entertainment” gift exceeding $500 must first obtain preapproval from the appropriate Chief Compliance Officer. On the whole, good taste and judgment must be exercised in both the receipt and giving of gifts. Every person subject to this Code must avoid gifts or entertainment that would compromise Capitala’s standing or reputation. If you are offered or receive any gift which is either prohibited or questionable, you must inform the Chief Compliance Officer immediately.

Employees must not accept investment opportunities, gifts or other gratuities from individuals seeking to conduct business with Capitala, or on behalf of an advisory client.

All gifts shall be reflected in a gift log, containing a basic description of the gift, a good faith estimate of the value of the gift and a description of its disposition (i.e., given, accepted, rejected, returned to sender, etc.).

Loans

No employee may borrow funds from or become indebted to any person, business or company having business dealings or a relationship with Capitala, except with respect to customary personal loans (e.g., home mortgage loans, automobile loans, or lines of credit), unless the arrangement is disclosed in writing and receives prior written approval from the Chief Financial Officer of the Company and/or the Adviser, as appropriate. No employee may use Capitala’s name, position in a particular market or good will to receive any benefit on loan transactions without the prior express written consent of the Chief Financial Officer of the Company and/or the Adviser, as appropriate.

Accuracy of Company Records

We require honest and accurate recording and reporting of information in order to make responsible business decisions. This includes such data as quality, safety, and personnel records, as well as financial records.

All financial books, records and accounts must accurately reflect transactions and events, and conform both to required accounting principles and to our system of internal controls.

Retaining Business Communications

The law requires us to maintain certain types of corporate records, usually for specified periods of time. Failure to retain those records for those minimum periods could subject us to penalties and fines, cause the loss of rights, obstruct justice, place us in contempt of court or seriously disadvantage us in litigation.

From time to time we establish retention or destruction policies in order to ensure legal compliance. We expect you to comply fully with any published records retention or destruction policies, provided that you should note the following exception: If you believe, or we inform you, that our records are relevant to any litigation or governmental action, or any potential litigation or action, then you must preserve those records until we determine the records are no longer needed. This exception supersedes any previously or subsequently established destruction policies for those records. If you believe that this exception may apply, or have any questions regarding the possible applicability of that exception, please contact the Chief Compliance Officer of the Company or the Chief Compliance Officer of the Adviser.

Outside Employment

Without the written consent of the Chief Executive Officer of the Company or the Chief Compliance Officer of the Adviser, no officer or employee is permitted to:

•	engage in any other financial services business for profit;

•	be employed or compensated by any other business for work performed; or

•

have a significant (more than 5% equity) interest in any other financial services business, including, but not limited to, banks, brokerages, investment advisers, insurance companies or any other similar business.

Requests for outside employment waivers should be made in writing to the Chief Executive Officer of the Company with a copy to the Chief Compliance Officer of the Company or to the Chief Compliance Officer of the Adviser, as appropriate.

Service as a Director or Officer

No officer or employee shall serve as a director or officer of any organization, other than the Company or the Adviser, without prior written authorization from the appropriate Chief Compliance Officer. Any request to serve on the board or as an officer of such an organization must include the name of the entity and its business, the names of the other board members or officers, as applicable, and a general reason for the request. The appropriate Chief Compliance Officer shall consult with the appropriate Chief Executive Officer or President in connection with such request.

Dealings with Government and Industry Regulators

Capitala’s policy forbids payments of any kind by us, our employees or any agent or other intermediary to any government official, self-regulatory official or other similar person or entity, within the United States or abroad, for the purpose of obtaining or retaining business, or for the purpose of influencing favorable consideration of any application for a business activity or other matter. This policy covers all types of payments, even to minor government officials and industry regulators, regardless of whether the payment would be considered legal under the circumstances, provided that, subject to certain limitations, political contributions or donations of an amount less than the then federally-mandated maximum amount, made without the intent to obtain or retain business or favorably influence consideration of any application for a business activity or other matter, are permitted, as further explained below. Employees are required to avoid even the appearance of impropriety in their dealings with industry and government regulators and officials, even with respect to permissible contributions or donations.

It is expected and required that all employees fulfill their personal obligations to governmental and regulatory bodies. Those obligations include the filing of appropriate federal, state and local tax returns, as well as the filing of any applicable forms or reports required by regulatory bodies.

All employees are required to cooperate fully with management in connection with any internal or independent investigation and any claims, actions, arbitrations, litigations, investigations or inquiries brought by or against us. Employees are expected, if requested, to provide us with reasonable assistance, including, but not limited to, meeting or consulting with Capitala and our representatives, reviewing documents, analyzing facts and appearing or testifying as witnesses or interviewees or otherwise.

Employees are required to immediately notify the appropriate Chief Compliance Officer in the event they are contacted by any national, state, local or self-regulatory authority or body regarding a potential or actual litigation, investigation, examination, or inquiry directly or indirectly involving Capitala, unless, upon the written advice of legal counsel, such employee is prohibited by law from doing so in such case.

Pay to Play. The Adviser is registered as an investment adviser with the Securities and Exchange Commission (the “SEC”). As such, the Adviser and its Covered Associates (as defined below) generally are prohibited from, directly or indirectly through any covered pooled investment vehicle, providing investment advisory services for compensation to any (i) agency of a state or subdivision of a state, (ii) plan or pool sponsored or established by a state or political subdivision thereof or (iii) an official of any of the above, acting in his or her official capacity (a “Government Entity”), if the Adviser or any of its Covered Associates made a contribution of value within the past two years to an official of such Government Entity that has direct or indirect influence over which adviser will be retained (an “Applicable Official”).

“Covered Associates” includes an investment adviser’s general partners, managing members, executive officers, and any employee that solicits from a Government Entity for the investment adviser and any persons who supervise such persons or any political action committee controlled by the investment adviser or other Covered Associates.

The Pay to Play Rule includes a “look back” requirement that requires advisers to make inquiries regarding an employee’s contributions made prior to becoming a Covered Associate to determine whether the time-out restriction will apply to the investment adviser. The “look back” period is two years for persons who solicit clients on behalf of the investment adviser and six months for all other Covered Associates. However, the Pay to Play Rule provides for a de minimis carve-out from the two-year prohibition for contributions of (i) $350 or less to officials for whom the investment adviser or its Covered Associates were entitled to vote; (ii) $150 or less if the investment adviser or its Covered Associates were not entitled to vote for such official or candidate; and (iii) certain returned contributions. The Pay to Play Rule also prohibits SEC-registered investment advisers and their Covered Associates from coordinating or soliciting those contributions or making payments to a political party of a state or locality in which the investment adviser is providing or seeking to provide investment advisory services to a Government Entity.

In addition, the Pay to Play Rule prohibits the use of third parties in connection with any solicitation unless the third party is either (a) an SEC-registered investment adviser that has not made a contribution to an Applicable Official nor solicited or coordinated any person or Political Action Committee to make any contribution or payment that will be prohibited under the Pay to Play Rule or (b) a broker-dealer registered with the SEC and subject to the rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”).

To ensure compliance with the Pay to Play Rule, contributions by the Adviser or any employee, directly or indirectly, to any political candidate or party, or to any other organization that might use the contributions for a political candidate or party are prohibited, unless such contributions are to a national political party and are approved in advance by the Chief Compliance Officer of the Adviser. From time to time, employees may be prohibited from making a donation in any amount to certain public office holders or to persons running for certain political offices. If you have any questions regarding the foregoing, please feel free to contact the Chief Compliance Officer of the Adviser.

State Placement Agent Laws. It is the policy of Capitala to comply fully with state election campaign laws. Employees should not make any political contributions to (i) public officials or (ii) political parties in the United States without the prior written approval of the appropriate Chief Compliance Officer. After receiving an employee request for political contribution, the appropriate Chief Compliance Officer is responsible for looking into any applicable state placement agent laws.

Media Relations

We must speak with a unified voice in all dealings with the press and other media. As a result, the Company’s Chief Executive Officer, or his designee, is the sole contact for media seeking information about the Company. Any requests from the media regarding the Company must be referred to its Chief Executive Officer or his designee. The Adviser’s Managing Member or his designee is the sole contact for media seeking information about the Adviser. Any such media requests regarding the Adviser must be referred to the Managing Member.

Intellectual Property Information

Information generated in our business is a valuable asset. Protecting this information plays an important role in our growth and ability to compete. Such information includes business and research plans; objectives and strategies; trade secrets; unpublished financial information; salary and benefits data; lender and other business partner lists. Employees who have access to our intellectual property information are obligated to safeguard it from unauthorized access and:

•	Not disclose this information to persons outside of Capitala;

•	Not use this information for personal benefit or the benefit of persons outside of Capitala; and

•	Not share this information with other employees except on a legitimate “need to know” basis.

Internet and E-Mail Policy

We provide an e-mail system and Internet access to certain of our employees to help them do their work. You may use the e-mail system and the internet only for legitimate business purposes in the course of your duties. Incidental and occasional personal use is permitted, but never for personal gain or any improper or illegal use. Further, you are prohibited from discussing or posting information regarding Capitala or its advisory clients in any external electronic forum, including Internet chat rooms, electronic bulletin boards or social media sites.

Reporting Violations and Complaint Handling

You are responsible for compliance with the rules, standards and principles described in this Code. In addition, you should be alert to possible violations of the Code by Capitala’s employees, officers and directors, and you are required to report a violation promptly. Normally, reports should be made to one’s immediate supervisor. Under some circumstances, it may be impractical or you may feel uncomfortable raising a matter with your supervisor. In those instances, you are encouraged to contact the appropriate Chief Compliance Officer who will investigate the matter and potentially report it to the Company’s Chief Executive Officer and/or Board of Directors, as the circumstance dictates. You will also be expected to cooperate in an investigation of a violation.

Anyone who has a concern about our conduct, the conduct of an officer of Capitala or our accounting, internal accounting controls or auditing matters, may communicate that concern to the audit committee of the Board of Directors of the Company (the “Audit Committee”) by directly communicating with emailing or otherwise writing the Chief Compliance Officer of the Company, or by directly communicating with, emailing or otherwise writing the Chief Compliance Officer of the Adviser, as circumstances dictate. All reported concerns relating to the Company shall be forwarded to the Audit Committee and will be simultaneously addressed by the Company’s Chief Compliance Officer in the same way that other concerns are addressed by us. The status of all outstanding concerns forwarded to the Audit Committee will be reported on a quarterly basis by the Company’s Chief Compliance Officer. The Audit Committee may direct that certain matters be presented to the full board and may also direct special treatment, including the retention of outside advisors or counsel, for any concern reported to it.

All reports will be investigated and, whenever possible, requests for confidentiality shall be honored. And, while anonymous reports will be accepted, please understand that anonymity may hinder or impede the investigation of a report. All cases of questionable activity or improper actions will be reviewed for appropriate action, discipline or corrective actions. Whenever possible, we will keep confidential the identity of employees, officers or directors who are accused of violations, unless or until it has been determined that a violation has occurred.

There will be no reprisal, retaliation or adverse action taken against any employee who, in good faith, reports or assists in the investigation of a violation or suspected violation or who makes an inquiry about the appropriateness of an anticipated or actual course of action.

For reporting concerns about Capitala’s conduct, the conduct of an officer of Capitala or about Capitala’s accounting, internal accounting controls or auditing matters, you may use the following means of communication:

ADDRESS:	CAPITALA FINANCE CORP. or
CAPITAL INVESTMENT ADVISORS, LLC
(as appropriate)
4201 Congress Street, Suite 360
Charlotte, NC 28209

In the case of a confidential, anonymous submission, employees should set forth their concerns in writing and forward them in a sealed envelope to the Chairman of the Audit Committee, in care of our Chief Compliance Officer, such envelope to be labeled with a legend such as: “To be opened by the Audit Committee only.”

In the case of a confidential, anonymous submission regarding matters of the Adviser, employees should set forth their concerns in writing and forward them in a sealed envelope to its Chief Compliance Officer, such envelope to be labeled with a legend such as: “To be opened by the Chief Compliance Officer only.”

Sanctions for Code Violations

All violations of the Code will result in appropriate corrective action, up to and including dismissal. If the violation involves potentially criminal activity, the individual or individuals in question will be reported, as warranted, to the appropriate authorities.

Application/Waivers

All the directors, officers and employees of Capitala are subject to this Code.

Any amendment or waiver of the Code for an executive officer of the Company or a member of the Board of Directors of the Company must be made by the Board of Directors and disclosed on a Form 8-K filed with the SEC within four business days following such amendment or waiver. Any amendment or waiver of the Code for an executive officer or employee of the Adviser must be considered by the Adviser’s Chief Compliance Officer on a case-by-case basis and in consultation with the Board of Directors of the Company.

APPENDIX A

Capitala Finance Corp.

Capitala Investment Advisors, LLC

Acknowledgment Regarding

Code of Business Conduct and Ethics

This acknowledgment is to be signed and returned to the appropriate Chief Compliance Officer and will be retained as part of your permanent personnel file.

I have received a copy of Capitala Finance Corp. and Capitala Investment Advisors, LLC’s Code of Business Conduct and Ethics, read it, and understand that the Code contains the expectations regarding employee conduct. I agree to observe the policies and procedures contained in the Code of Business Conduct and Ethics and have been advised that, if I have any questions or concerns relating to such policies or procedures, I understand that I have an obligation to report to the Audit Committee, the appropriate Chief Compliance Officer or other such designated officer, any suspected violations of the Code of which I am aware. I also understand that the Code is issued for informational purposes and that it is not intended to create, nor does it represent, a contract of employment.

Employee’s Name (Printed)

Employee’s Signature

Date

The failure to read and/or sign this acknowledgment in no way relieves you of your responsibility to comply with Capitala Finance Corp. and Capitala Investment Advisors, LLC’s Code of Business Conduct and Ethics.

A-1